UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 MEDICORE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  584931 10 9
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                                 (CUSIP Number)

                          Lawrence E. Jaffe, Secretary
                     c/o Medicore, Inc., 777 Terrace Avenue
                   Hasbrouck Heights, NJ 07604 (201) 288-8282
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 1, 2001
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No. 584931 10 9

1. Name of reporting person, S.S. or I.R.S. identification no. of above person:

    Seymour Friend - ###-##-####

2.  Check the appropriate box if a member of a group:  (a)  [  ]  (b)  [  ]

3.  SEC use only

4.  Source of funds:

    PF

5.  Check box if disclosure of legal proceedings is required pursuant to
items 2(d) or 2(e)   [  ]

6.  Citizenship or place of organization:

    USA

7.  Sole voting power:

    357,705

8.  Shared voting power:

    -0-

9.  Sole dispositive power

    357,705

10. Shared dispositive power:

    -0-

11. Aggregate amount beneficially owned by each reporting person:

    432,705

12. Check box if the aggregate amount in row (11) excludes certain shares [  ]

13. Percent of class represented by amount in row (11):

    7.5%

14. Type of reporting person:

    IN

                              Page 2 of 4 Pages

Item 1.  Security and Issuer
------   -------------------

    Title of Security:   Common Stock, $.01 par value ("Shares")

     Name and address    Medicore, Inc. ("Issuer")
     Principal executive 2337 West 76th Street, offices of issuer: Hialeah, Florida 33016

Item 2.  Identity and Background
------   -----------------------

     (a)  Seymour Friend

     (b)  Address: c/o Medicore, Inc.
          2337 West 76th Street
          Hialeah, Florida 33016

     (c) Present Occupation: retired; real estate investor; director and Vice President of the Issuer,

     (d)  Criminal convictions in past five years: none

     (e) Civil proceedings resulting in judgment, decree or final order with respect to violations of federal or state securities laws: none

     (f)  Citizenship - U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

     Stock options were awarded pursuant to the 1989 Stock Option Plan. Options are exercisable at $1.38 through July 26, 2005.


Item 4.  Purpose of Transaction
------   ----------------------

     Not applicable.


Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

     (a) The aggregate number and percentage of securities beneficially owned by the undersigned is 432,705 (7.5% of the outstanding shares).

     (b) Sole power to vote and dispose: 357,705; shared power to vote and dispose: 0.

     (c) The undersigned had no transactions in the common stock of the Issuer during the past sixty days.

                              Page 3 of 4 Pages

     (d) No other person has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Issuer except as otherwise set forth in this Schedule 13D.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
------  ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

      None, except as to option to purchase 75,000 shares of common stock of the Issuer.


Item 7.  Material to be Filed as Exhibits
------   --------------------------------

     None


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Seymour Friend

                                       -------------------------------------
                                       SEYMOUR FRIEND

Dated:  February 8, 2001

                              Page 4 of 4 Pages